17-B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (E), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

January 7, 2009

To:
Dr Barrie Levitt
Chairman, The Board of Directors
Taro Pharmaceutical Industries Limited.
14 Hakitor Street
P.O. Box 10347
Haifa Bay 26110, Israel
Fax: 972-4-872-7165

Taro Pharmaceutical Industries Limited.
Euro Park (Italy Building), Yakum Business Park
Yakum 60972, Israel
Fax: 972-9-955-7443

Taro Pharmaceutical Industries Limited.
Three Skyline Drive, Hawthorne
New York 10532, USA
Fax: 1-914-345-8728

Dear Barrie,

Re: Taro Pharmaceutical Industries Ltd. (“Taro”)
Settlement Proposals for Litigation

I am writing in response to your letters dated January 4 and January 6, 2009, addressed to me.

Unfortunately, it seems quite clear that these letters were written with the sole purpose of trying to divert public attention from the fact that Taro is not willing to negotiate, or even consider, a transaction with Sun that meets the guidelines set forth by the Israeli Supreme Court.  Taro has chosen to deny its shareholders the opportunity to benefit, if they so elect, from an improved tender offer, at a premium to the company’s current market price, as the court had suggested and as Sun offered.

Under the option proposed by Taro, if the merger gets rejected, then the Levitt/Moros family keeps their shares.  We have always believed that Taro and its outside Directors were working to protect only one interest: namely that of Levitt/Moros family.  Now your letter has publicly confirmed our suspicion as well as our claim.  Let me once again remind you that when Sun rescued Taro, Levitt/Moros family members agreed to sell their shares to Sun.

Registered Office : SPARC, Tandalja, Vadodara - 390 020 India
Corporate Office : Acme Plaza, Andheri-Kurla Road, Andheri (East), Mumbai - 400 059. India.

17-B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (E), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

Rather than addressing our proposals in a substantive manner, and completely ignoring the structure proposed to us by the Supreme Court, your letter purports instead to suggest an entirely new deal structure that includes a “referendum” and slyly eliminates the Option Agreement signed with the Levitts.  This “referendum” structure has no legal basis or support, is impractical, and ignores all of our existing agreements.  The only reason that I can conceive for Taro to make such a proposal is to continue to assist the Levitt/Moros families in trying to avoid their obligations under their Option Agreement with Sun.  In light of the blunt criticism already leveled by the Tel Aviv District Court at Taro’s board of directors for their conduct to date in this matter, I would have hoped for a more constructive approach.  It is rather strange that the so-called independent Directors of Taro are not only failing to see through this charade, but are using shareholder money to openly abet it.

I find it hard to believe that anyone in his right mind would genuinely believe that Sun would forego the obligation of the Levitt family to transfer their shares to Sun, for a never-before-attempted concept of “merger referendum”.  It is evident that this totally absurd proposal was made for the sole reason of confusing the public to the point of believing that Taro is actually trying to negotiate a settlement.

It is regrettable that it become apparent only 48 hours before the deadline provided by the Israeli Supreme Court, that Taro is not willing, and apparently was never willing, to negotiate a settlement in accordance with the court’s guidelines.  We all could have avoided this delay if Taro had honestly conveyed its position to the court during the oral arguments.  In addition, the court noted that any possible settlement would only be effective if it also bound the Taro shareholders who are party to the option agreement, and I note with further regret that we have yet to receive any substantive response or counterproposal from these shareholders.

Your letter of yesterday, sent at midnight on the 29th day of the negotiation period, proposing a merger at an 82% premium to market, is clearly just another unfortunate attempt to justify a request to delay a ruling by the court.  Taro Board knows that its proposal of USD 15 per share is way beyond what the Company is worth with no audited numbers for 3 years and with prior year restated numbers to be further restated.  The fact that the Board sent such a proposal knowing that Sun Pharma can never agree to it, is further a confirmation that the Taro directors are only rubber-stamping outrageous proposals that are convenient solely to Levitt/Moros family, but do not have any concern for the minority shareholders.

Registered Office : SPARC, Tandalja, Vadodara - 390 020 India
Corporate Office : Acme Plaza, Andheri-Kurla Road, Andheri (East), Mumbai - 400 059. India.

17-B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (E), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

Lastly, I can only note with sorrow your baseless attempt of yesterday to smear Sun, and the blatant effort this represents to deceive Taro’s public investors.  Let the record show that Sun has followed the instructions of the Israeli Supreme Court to the letter, with its advisors chasing Taro’s advisors immediately for a meeting, offering concrete proposals in writing for an improved tender offer and even a full merger, and constantly pressing Taro for a response.  Today marks 30 days since the date of the hearing in the Israeli Supreme Court, the completion of the time allotted by the court for the parties to conduct serious negotiations toward raising the purchase price for the public shares in our pending tender offer, and Sun has yet to receive a single worthwhile proposal from Taro for this transaction.  Taro’s continuing delays and games of deceit cannot conceal this simple fact from the investing public.

Please also note that there has been no agreement, express or otherwise towards confidentiality of the discussions or proposals.

For the reasons stated above, we reject your proposal.

Sincerely yours,
For Sun Pharmaceutical Industries Ltd.

/s/ Dilip Shanghvi
Dilip Shanghvi
Chairman & Managing Director

Registered Office : SPARC, Tandalja, Vadodara - 390 020 India
Corporate Office : Acme Plaza, Andheri-Kurla Road, Andheri (East), Mumbai - 400 059. India.